PREMIER

ALLIANCE GROUP                      "TECHNOLOGY SERVICES FOR TODAY AND TOMORROW"

                                                                   July 28, 2008

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549-0303
Attn: Craig D. Wilson

                        Re: PREMIER ALLIANCE GROUP, INC.
                            FORM 10-KSB FOR FISCAL YEAR ENDED DECEMBER 31, 2007 COMMISSION FILE NO. 000-50502

Dear Mr. Wilson:

         We acknowledge receipt of the letter of comment dated July 21, 2007 from the Staff (the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter and provide the following answers in response. Unless otherwise indicated, the page references below refer to the marked version of Amendment No. 1 to the Form 10-KSB for the fiscal year ended December 31, 2007 (the "Form 10-KSB") filed on the date hereof. The responses are numbered to coincide with the numbering of the comments in the Comment Letter. Capitalized terms used herein and not separately defined have the meanings given to them in the Form 10-KSB.

Item 8A.  Controls and Procedures

1. Pursuant to the Staff's comments, the Company has performed an assessment of internal control over financial reporting as of December 31, 2007 and added this assessment beginning on page 13 of the Form 10-KSB.

2. After due consideration, the Company does not believe that its failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of its disclosure controls and procedures as of December 31, 2007.

3. The Company hereby acknowledges that:

         a. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

         b. The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

         The Staff is invited to contact the undersigned with any comments or questions it may have. Thank you for your patience and cooperation.

                                       Very truly yours,


                                       /s/ Mark Elliott           .

                                       Mark Elliott, President